UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number: 1-12850

 [X] Form 10-K  [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q  [_] Form N-SAR  [_] Form N-CSR

For Period Ended: March 31, 2011
[___] Transition Report on Form 10-K
[___] Transition Report on Form 20-F
[___] Transition Report on Form 11-K
[___] Transition Report on Form 10-Q
[___] Transition Report on Form N-SAR
For the Transition Period Ended:

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates___________________________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant	AVALON OIL & GAS, INC.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	7808 Creekridge Circle, Suite 105
City, State and Zip Code	Minneapolis, MN 55439

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)  |X|  Yes  |_| No

[ X ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subjecta report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q,N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the year ended March 31, 2011 on a timely basis because the Registrant requires additional time to provide the information required by its auditors to complete its financial statements.  The Registrant intends to file the Form 10-K as soon as practicable after the completion of the financials.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Alan P. Fraade, Esq.	(212)	486-2500
(Name)	(Area Code)	(Telephone Number)

 (2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                 [  X  ] Yes    [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [  X  ] Yes   [ ] No

AVALON OIL & GAS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2011	By: /s/ Kent Rodriguez
Kent Rodriguez
Chief Executive Officer